Mail Stop 3561

      January 30, 2006

Steven Chan, President
Driftwood Ventures, Inc.
707 7th Avenue, Suite 5
New Westminster, British Columbia
Canada  V3M 2J2

    Re:  Driftwood Ventures, Inc.
        	Amendment No. 2 to Registration Statement on
            Form SB-2
      Filed December 23, 2005
      File No. 333-124829

Dear Mr. Chan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1. We reiterate our previous comment 5 in the staff`s letter dated September 21, 2005. Please disclose the price Ms. Tan paid for the property or discuss in the prospectus the explanation that you provided in your supplemental response to comment 5 in your letter of
December 23, 2005.




Organization Within Last Five Years, page 19

2. We note from the disclosure in the second paragraph that the company was "essentially dormant" from incorporation on February 13,
2003 until November, 2004. In this regard, please disclose what the company`s plan of business was at the time of the company`s incorporation.

Description of Business

In General, page 19

3. Please insure that the discussion is updated to include Mr. Stephenson`s summary and interpretation of the results from the phase one program that are to be made available this month. Also provide us with a copy of the summary and interpretation of results that he intends to provide to the company.

Mineral Property Purchase and Sale Agreement, page 20

4. Please provide your supplemental response to comment 20, in the company`s letter dated December 23, 2005, that the company has spent
$3,400 in exploration and provide the date.

Conclusions, page 22

5. With respect to your supplemental response to our previous comment
21, we cannot locate the geological report. Please furnish a copy with the next amendment.

Plan of Operations, page 24

6. We note the uncertainty of the company`s ability to complete phases three and four programs because of possible unfavorable results from the phase two program or from a lack of funding. In light of this uncertainty, please describe what business, if any, the company expects to continue if it would not be able to continue with either the phase three or four program. For example, would the company dissolve? Please explain. If the company`s business plan is subject to change, please include a risk factor in the risk factors section regarding this uncertainty of the company`s business plan. We may have further comment.

7. As previously requested in the staff`s comment 25, in our letter dated September 21, 2005, please describe the company`s day to day operations that will be carried out by management.


8. We note the new disclosure that "[t]otal expenditures over the next 12 months are therefore expected to be $420,000. As of December
23, we have cash on hand of $0. This amount will cover the costs of the phase two exploration program..." (emphasis added). Please revise as appropriate to correct the disclosure.

9. We note that the company`s cash on hand is $0 and that the company`s estimated offering expenses are $11,500. Please explain how the company will be able to fund phase two exploration given the company`s available cash and other expenses.

10. Please describe in more detail the equity financing that the company could undertake. Would the company pursue a private or public offering? Please explain.

Description of Property, page 25

11. As previously requested in comment 33, in the staff`s letter dated September 21, 2005, please describe the company`s office in New
Westminster, British Columbia.

12. Also, we note the statement that Mr. Chan provides the office space to the company "free of charge." We further note under "Results of Operations for the Period from Inception ..." the donated services and rent of $7,700. Please revise to make the disclosure consistent.

Financial Statements

13. We have reviewed your response to comment 35 and it does not appear that the company provided a complete set of audited financial statements for the period ended December 31, 2004; therefore the comment is being reissued in its entirety. Please include the audited financial statements, along with the audit report from your independent registered public accounting firm for the year ended December 31, 2004 in the registration statement. Please refer to the guidance in Item 310(a) of Regulation S-B.

Part II.

Exhibits

14. Revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Angela Halac at (202) 551- 3398 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


		Sincerely,




		John Reynolds
      Assistant Director


cc:	Fax: (604) 831-2735